# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALX ONCOLOGY HOLDINGS INC, CIK 0001810182
CUSIP: 00166B105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-132130
Filed by CIK 0001232258

## Reporting persons
- HBM Healthcare Investments (Cayman) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,500,000; shared voting power 0; sole dispositive power 4,500,000; shared dispositive power 0; aggregate amount beneficially owned 4,500,000 (8.4% of the class)
  Comment: Voting and investment power over the shares held by HBM Healthcare Investments (Cayman) Ltd. is exercised by the board of directors of HBM Healthcare Investments (Cayman) Ltd. (the "Board"). The Board consists of Jean-Marc LeSieur, Richard H. Coles, Sophia Harris, Dr. Andreas Wicki, Mark Kronenfeld, M.D., and Richard Paul Woodhouse, none of whom has individual voting or investment power with respect to the shares.

## Item 1. Issuer
Name of issuer: ALX ONCOLOGY HOLDINGS INC
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, CA, 94080

## Item 2. Person Filing
Name of person filing: HBM Healthcare Investments (Cayman) Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: Governors Square, 23 Lime Tree Bay Avenue, PO Box 30852, Grand Cayman, KY1-1204, Cayman Islands
Citizenship: Cayman Islands, British West Indies

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, the Reporting Person may be deemed the beneficial owner of 4,500,000 shares of Common Stock, which represent approximately 8.4% of the shares of Common Stock outstanding. The percentage set forth herein is calculated based on 53,384,145 shares of Common Stock outstanding as of February 27, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2025.
Percent of class: 8.4%
Sole power to vote or to direct the vote: 4,500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HBM Healthcare Investments (Cayman) Ltd.: /s/ Jean-Marc LeSieur, Jean-Marc LeSieur, Managing Director (05/15/2025)